Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dover Motorsports, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-58779) on Form S-8 of Dover Motorsports, Inc. of our reports dated March 15, 2011, with respect to the consolidated balance sheets of Dover Motorsports, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Dover Motorsports, Inc.

KPMG LLP

Philadelphia, Pennsylvania

March 15, 2011